EXHIBIT 99.90
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                  KPMG LLP
                  CHARTERED ACCOUNTANTS        Telephone          (403) 691-8000
                  1200-205 5 Avenue SW         Telefax            (403) 691-8008
                  Calgary AB T2P 4B9           www.kpmg.ca


To the securities regulatory authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

ADVANTAGE ENERGY INCOME FUND (THE "TRUST")

We refer to the short form prospectus ("Prospectus") dated September 3, 2004 relating to the sale and issue of subscription receipts and extendible convertible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated April 7, 2004 to the Unitholders of the Trust on the following financial statements:
              Consolidated balance sheets as at December 31, 2003 and 2002;

              Consolidated statements of income and accumulated income and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that is within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use in the Prospectus of our compilation report dated September 3, 2004 to the directors of Advantage Oil & Gas Ltd. on the compilation of the pro forma consolidated balance sheet of the Trust as at June 30, 2004 and the pro forma consolidated statement of income for the six months then ended and for the year ended December 31, 2003.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.




Yours very truly,


(Signed) "KPMG LLP"

Chartered Accountants
Calgary, Canada
September 3, 2004








KPMG LLP, a Canadian limited partnership is the Canadian member firm of KPMG International, a Swiss cooperative.